Letterhead of Willkie Farr & Gallagher LLP

VIA EDGAR

March 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               SunAmerica Specialty Series

Securities Act File No. 333-111662

Investment Company Act File No. 811-21482

Ladies and Gentlemen:

On behalf of SunAmerica Specialty Series (the “Registrant”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 24 to the Company’s Registration Statement under the 1933 Act and Amendment No. 24 to the Company’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

The purpose of the Amendment is to add a new series to the Registrant, the SunAmerica Global Trends Fund (the “Fund”).

The investment objective of the Fund is to seek to achieve capital appreciation.

The Fund seeks to provide capital appreciation by utilizing an actively managed rules-based investment process to allocate assets across a diversified, broad-based spectrum of asset classes, including U.S. and foreign equity markets, U.S. and foreign fixed income, currencies and commodities.  This strategy is designed to achieve portfolio efficiency and reduce volatility.  The Fund generally seeks to implement this strategy by investing in futures contracts and futures-related instruments, including, but not limited to, equity index futures, fixed income futures, currency forwards, and commodity futures (collectively, “futures instruments”) that provide the Fund with exposure to the various asset classes.  The Fund may invest in such futures instruments both directly and indirectly through a subsidiary.  The Fund expects to invest a significant portion of its assets in repurchase agreements collateralized by obligations of the U.S government and its agencies, and may also invest in other high-quality, short-term securities (“money market instruments”). The primary purpose of the repurchase agreements and other money market instruments held by the Fund will be to serve as collateral for the futures instruments, however, these instruments may also earn income for the Fund.  The Fund’s return is expected to be derived principally from changes in the value of the assets underlying the futures instruments held by the Fund.

It is proposed that the Amendment will become effective 75 days after filing pursuant to Rule 485(a)(2) under the 1933 Act on May 29, 2011.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures